82-5779

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000



January 22, 2002

By Federal Express

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Pinault-Printemps-Redoute S.A.
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 1/31

The information set forth below is a summary of documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that exchange) or distributed to its securities holders:

1. On January 17, 2002, the Company issued a press release announcing its estimates for its sales and results for the year 2001. A copy of this press release is attached as Appendix A to this letter.

2. On January 22, 2002, the Company issued a press release announcing its sales for the year 2001. A copy of this press release is attached as Appendix B to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,



Joshua R. Cammaker

Enclosure

cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

Appendix A

PINAULT PRINTEMPS-REDOUTE

Paris, January 17, 2002

PRESS RELEASE

Estimated 2001 sales and results

Pinault-Printemps-Redoute will publish its 2001 sales on January 22, 2001.

According to the Group's first estimates, sales should be in the order of Euro 27.8 billion, up by more than 12% vs 2000.

Q4 2001 ACTIVITY

Because of the deterioration of business conditions in North America for the distribution activities and the effect on the luxury industry of the events of September 11, Group activities have experienced a market slowdown in the 4th quarter.

Indeed, North-American sales excluding the Luxury goods division (Rexel Inc and Brylane) amounted to more than 1.2 billion of euros in Q4 2001. This figures is down by close to 190 million of euros, or 13% on a comparable basis compared to Q4 2000. This evolution is directly related to the weakness of manufacturing investment in the United States, and to some extent, to the shrinkage of the apparel business.

Besides, sales of the Luxury goods division for the period consolidated in the Group's accounts (August – October 2001), are down 1% on a comparable basis and 31% in North America. This stems mainly from the fall of the "travel retail".

Outside North America, Group activity continued to grow, with an increase in sales exceeding 5% on a comparable basis.

ESTIMATED RESULTS FOR 2001

The impact of this sharp economic slowdown in Q4 2001 led to a decline in sales of approximately 240 million of euros in North America.

Cost-cutting measures which have been implemented as early as in H1 2001 have nevertheless mitigated the impact of this slowdown. As a result, operating income should increase in the order of 4%. It is worth mentioning that this increase includes the cost of important developments in the Retail division. It also includes the cost in Pinault-Printemps-Redoute 2001 accounts estimated to be close to 80 million of euros of the redeployment at Yves Saint Laurent and the other luxury brands (notably Boucheron and Bottega Veneta) in relation to the growing momentum of the multibrand luxury division built around Gucci.

The translation of these assumptions regarding the operating performance for 2001 should lead to a net income before goodwill amortisation at the same level as in 2000.

ESTIMATED SALES FOR 2001

- **Retail division**

The activity in the Retail division remained sustained, with an increase in sales of nearly 5% on a comparable basis. Excluding North America, the increase in sales on a comparable basis should be in the order of 7%.

Sales at **Printemps** should be in the order of 890 million of euros with an estimated increase of 3.9%, despite a lower number of international customers at Printemps Haussmann.

Conforama should report sales of around 2.9 billion of euros, up 36.4% in actual terms, boosted by the Emmezeta consolidation. The 7.4% estimated growth on a comparable basis reflects a strong performance in France and double-digit growth in most international markets.

Redcats should record a slight decline in sales estimated at 1%, with sales close to 4.8 billion of euros. Excluding North America, sales are stable. The positive impact of the dynamism of international activities, especially Redoute International, Movitex and Ellos, was offset by the performance of the French activities.

Fnac sales should exceed 3.3 billion of euros, up 14.1% in actual terms and 12.7% on a comparable basis. It reflects in particular a good performance in France and double-digit growth in Spain, Portugal and Brazil.

- **Business to Business division**

The economic slowdown in the United States and, to a lesser extent, in Europe particularly affected the Business to Business division, which posted a decline in sales of around 0.4% on a comparable basis. Excluding North America, organic growth in this Division is estimated at 2.8%.

Rexel posted sales of 7.96 billion of euros, up 11.9% in actual terms and down 3.7% on a comparable basis (3.6% on a comparable day/year basis). The stability of sales outside North America highlights Rexel's good resistance in declining markets.

Pinault Bois & Matériaux should report sales of around 1.3 billion of euros, up 8.7% in actual terms and in slight decline on a comparable basis.

Guilbert should post sales of around 1.8 billion of euros, an increase of close to 18.6% in actual terms. The 4.3% estimated growth on a comparable basis was boosted by double-digit growth in the mail order activity.

CFAO should record an estimated growth in sales of 18.4% in actual terms and 14.2% on a comparable basis to reach sales close to 1.5 billion of euros.

- **Luxury goods division** (from November 2000 to October 2001)

The division posted sales of 2.54 billion of euros, up 15% in actual terms and 6.2% on a comparable basis. Gucci brand's performance was exceptionally strong in Japan in the third quarter (August-October 2001), retail sales were flat in Europe and non-Japan Asia at constant exchange rates. On the same period, the first signs of Yves Saint Laurent's redeployment appear very encouraging performance in terms of sales. In November, Rive Gauche sales jumped 216% led by the New York Madison Avenue flagship newly refurbished and expanded. Nu, the Yves Saint Laurent perfume launched on October performed exceptionally well.

- **Credit and Financial Services division**

The division should record an increase of 7.9% of its sales which should be close to 800 million of euros in 2001.

OUTLOOK 2002

The Group does not expect any improvement in the economic situation in 2002.

Against this background, the Group's priority remains the improvement in operating efficiency and the reduction of its cost base, with a target to improve its profitability. The increased momentum of cross-company purchasing programmes (GNX, PPR Buy-co, PPR Purchasing), the strict control of development costs and the improved efficiency of the supply chain are the priorities.

The strict control of costs should translate into a reduction in investments in the distribution activity, while maintaining store openings programmes at Fnac and Conforama. The Luxury division will speed up its development of its store networks (Gucci, Yves Saint Laurent, Boucheron, Bottega Veneta) in order to gain further momentum in the development of its brands in 2003 and 2004.

Mr. Serge Weinberg, Chairman and CEO of the Management Board, stated about these estimates :
"Despite a current context and particularly in the United States activity, Pinault-Printemps-Redoute showed a remarkable resistance capability and was able to preserve or increase its market shares.
As early as last spring, we had anticipated this decrease of activity in most of its aspects, but the situation worsened over the last weeks of 2001.
In 2002, we shall proceed ahead with the implementation of all the means helping to grow our results and with our investments in the field of productivity and sales capacities, which will allow us to come out of this economic slowdown with renewed strength."

Contacts

Press: Laetitia Olivier ☎ +33 (0)1 44 90 63 80
Analysts/Investors: David Newhouse ☎ +33 (0)1 44 90 63 23

Press website: www.pprpress.com
Analyst/Investor website: www.pprfinance.com

Appendix B

PINAULT
PRINTEMPS-REDOUTE

Paris, January 22, 2002

PRESS RELEASE

2001 consolidated sales up 12.3% to € 27.8 billion

- Pinault-Printemps-Redoute 2001 consolidated sales were up 12.3% to € 27,798.5 million.

- On a comparable structure and exchange rate basis, sales growth was 2.6%.

  The main growth drivers in 2001 were Retail (up 4.8%), Luxury Goods (up 6.2% for the period between November 2000 and October 2001), and Credit and Financial Services (up 10.1%). Sales dipped by 0.4% for the Business to Business division.

- On a comparable basis, Q4 sales were down 0.4%, with a 1.2% growth in October and a marked reversing trend during November and December, the year's most important months, with a decline of 2%.

- Excluding North America, consolidated sales rose by 5.5% on a comparable basis for the year. In North America, 2001 sales fell 7.5% on a comparable basis, including a decline of more than 15% in November and December 2001

- Sales for Pinault-Printemps-Redoute include the deferred impact of major acquisitions made in 2000 for the Business to Business division (Westburne acquired by Rexel, and the European activities of Boise Cascade Office Products acquired by Guilbert) and the Luxury goods division (principaly YSL Beauté and Boucheron), as well as the consolidation in 2001 of the Italian distributor, Emmezeta, further to Conforama's acquisition of a majority interest in the company.

  Changes in the scope of consolidation contributed € 2,343.3 million to 2001 sales. The overall exchange rate effect during the period was negative, in an amount of € 14.8 million.

- International sales were up 16.8% to stand at € 15,201.9 million, representing 54.7% of total consolidated sales, compared with 52.5% in 2000.

- Internet sales were multiplied by 2.3 to achieve € 458 million.

In million of euros	31/12/01	31/12/00 Actual	31/12/00 Comparable	Change Actual	Change Comparable
Printemps	889.0	855.9	855.9	+3.9%	+3.9%
Conforama	2 897.2	2 124.4	2 698.8	+36.4%	+7.4%
Redcats	4 784.7	4 833.8	4 860.1	-1.0%	-1.6%
Fnac	3 347.4	2 932.5	2 970.3	+14.1%	+12.7%
Orcanta	34.8	24.8	24.8	+40.3%	+40.3%
Retail	**11 953.1**	**10 771.4**	**11 409.9**	**+11.0%**	**+4.8%**
Luxury goods	**2 541.6**	**2 210.1**	**2 392.3**	**+15.0%**	**+6.2%**
Rexel	7 958.3	7 109.9	8 260.0	+11.9%	-3.7%
Pinault Bois & Matériaux	1 287.2	1 183.7	1 295.7	+8.7%	-0.7%
Guilbert	1 797.2	1 515.5	1 722.7	+18.6%	+4.3%
CFAO	1 477.2	1 247.2	1 293.6	+18.4%	+14.2%
Business to Business	**12 519.9**	**11 056.3**	**12 572.0**	**+13.2%**	**-0.4%**
Credit and Financial Services	**799.8**	**741.1**	**726.6**	**+7.9%**	**+10.1%**
Miscellaneaous	**23.6**	**22.0**	**22.7**	**+7.3%**	**+4.0%**
(Inter-company sales)	*(39.5)*	*(39.7)*	*(33.8)*	ns	ns
TOTAL	**27 798.5**	**24 761.2**	**27 089.7**	**+12.3%**	**+2.6%**

- **Retail division**

Retail division sales were up 11% in actual terms for 2001. On a comparable basis, sales were sustained, with overall growth of 4.8%. Excluding North America the increase was nearly 7%.

Printemps sales rose 3.9% on both an actual and comparable basis. Despite fewer international customers during the fourth quarter of 2001, the department stores posted a 2.9% increase in sales. The activity of Made in Sport was consolidated for the full year in 2001.

Conforama sales were up 36.4%, boosted by changes in the scope of consolidation, particularly in relation to Emmezeta and to a lesser extent, to the affiliates Gerstenhaber and DIF. On a comparable basis, the increase in sales was 7.4%. In France, Conforama sales rose 9.5% on an actual basis and the company gained new market share in furniture. International sales represented 31% of the total in 2001, compared with 14% in 2000, with the main growth drivers Switzerland and Taiwan which both recorded double-digit growth.

Redcats sales dipped by 1%. Excluding Brylane and Redoute US in North America, sales rose 1.1% on a comparable basis. The positive impact of dynamic international business, particularly for the international of Redoute, Movitex (Edmée, Daxon) and Ellos, was offset by lower performance in the French market. The specialist companies, however, continued their expansion. Internet sales were multiplied by 2.4 year-on-year, and now represent 5.4% of the total, compared with 2.2% in 2000.

Overall 2001 sales for **Fnac** rose 14.1% in actual terms and 12.7% on a comparable basis, including a 13% increase in the fourth quarter. Growth for the French stores totaled 8.5%, boosted by a double-digit increase in sales of books and music. 18.8% of Fnac's sales were international in 2001, compared to 16.3% in 2000. This increase was particularly fueled by operations in Spain, Portugal and Brazil, all of which recorded double-digit growth.

Orcanta posted vigorous growth of 40.3% in 2001, boosted by the deferred impact of 9 store openings in 2000 and the stepped-up pace of openings in 2001. At December 31, 2001 Orcanta had a network of 62 stores.

- **Luxury Goods division** (November 2000 through October 2001)

Luxury Goods sales expanded 15% in actual terms and 6.2% on a comparable basis, despite the slowdown felt in the last quarter. This increase reflects changes in group structure amounting to €187.9 million, essentially the deferred impact of the consolidation of YSL Beauté, Boucheron and Bottega Veneta as well as of Yves Saint Laurent, Sergio Rossi, Di Modolo, Bédat and Balenciaga. Excluding North America, sales growth came to 18.3% in actual terms and 10.9% on a comparable basis.

- **Business to Business division**

The Business to Business division was particularly affected by the economic slowdown in the United States and to a lesser extent in Europe, and reported a 0.4% decline in sales on a comparable basis. Excluding North America, sales edged up by 2.8%, but a 3.2% decline in November and December 2001. In actual terms, sales growth was 13.2%.

Rexel sales rose 11.9% in actual terms but contracted 3.7% on a comparable basis (3.6% on a comparable day/year basis). These figures reflect the deferred impact of 2000 acquisitions (€ 926 million) and the € 233 million contributed by consolidated companies for the first time in 2001. The stability of sales outside North America demonstrates Rexel's resistance in declining markets.

Sales for **Pinault Bois et Matériaux** were up 8.7% in actual terms, reflecting the impact of acquisitions made in 2000 and 2001. The slight dip in sales on a comparable basis (-0.7 of which –0.2% in fourth quarter 2001), reflects a combination of the slowdown felt in the distribution business, sustained performance for timber importing and processing.

Reported sales for **Guilbert** rose 18.6%, boosted by the deferred impact of acquisitions made in 2000 (BCOP and Hutter) and the consolidation of Guilbert Office Products for three months during 2001. The 4.3% increase on a comparable basis was driven by double-digit growth in the mail order activity, particularly by BCOP. Bernard and Mondoffice also reported sustained growth in their businesses. Internet sales multiplied by 2.6 in 2001. Revenue for the office supplies business rose 1.5% under the impetus of buoyant UK, Spanish and Italian markets.

Reported sales for **CFAO** increased 18.4%, buoyed by sustained organic growth. On a comparable basis the increase was 14.2%. The equipment and consumer goods distribution business posted excellent performances in Central Africa (up 20.4%) and West Africa (up 21.2%). Despite a strong revenues base in 2000, growth in revenues from the distribution of pharmaceuticals remained healthy at 9.1% on a comparable basis.

- **Credit and Financial Services division**

Reported revenue growth was 7.9% (10.1% on a comparable basis). Performances in the division's international markets were extremely strong, particularly for Ellos which rose 11.9% on a comparable basis. Average outstanding interest-bearing loans in the consumer credit portfolio were up 4.7% on a comparable basis at end-December 2001.

Contacts

Press: Laetitia Olivier + 33 (0)1 44 90 63 80
Analysts/Investors: David Newhouse + 33 (0)1 44 90 63 23
Press website: www.pprpress.com
Analyst/Investors website: www.pprfinance.com